UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          ALLIANCE ENTERTAINMENT CORP.
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   018593 10 3
             ------------------------------------------------------
                                 (CUSIP Number)

                         Wasserstein Perella Group, Inc.
                         31 West 52nd Street, 27th Floor
                          New York, New York 10019-6163
                       Attention: W. Townsend Ziebold, Jr.
                            Telephone: (212) 969-2700

                                    Copy to:

                                Peter Lyons, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                            Telephone: (212) 848-4000
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 27, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |X|.

                         (Continued on following pages)

                                    Signature


                   After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of the other undersigned.

Date:     August 27, 1996                    WASSERSTEIN PERELLA GROUP, INC.


                                             By /s/ Vincent J. Capurso
                                                -------------------------
                                                    Name: Vincent J. Capurso
                                                    Title: Vice President


                                             WASSERSTEIN & CO. INC.


                                             By /s/ Vincent J. Capurso
                                                -------------------------
                                                    Name: Vincent J. Capurso
                                                    Title: Vice President



                                             WP MANAGEMENT PARTNERS, L.L.C.


                                            By /s/ Vincent J. Capurso
                                               -------------------------
                                                    Name: Vincent J. Capurso
                                                    Title: Vice President

                                           ALVIN N. TELLER



                                              /s/ Alvin N Teller
                                              -------------------------


                                           U.S. EQUITY PARTNERS, L.P.

                                           By  WP MANAGEMENT PARTNERS, L.L.C.
                                               Its Sole General Partner


                                            By /s/ Vincent J. Capurso
                                               -------------------------
                                                    Name: Vincent J. Capurso
                                                    Title: Vice President



                                           U.S. EQUITY PARTNERS (OFFSHORE), L.P.

                                           By  WP MANAGEMENT PARTNERS, L.L.C.
                                               Its Sole General Partner


                                            By /s/ Vincent J. Capurso
                                               -------------------------
                                                    Name: Vincent J. Capurso
                                                    Title: Vice President

                              EXHIBIT 4

       VOTING AGREEMENT DATED AS OF AUGUST 15, 1996 AMONG JOSEPH BIANCO,
           JOHN FRIEDMAN, PETER KAUFMAN, ELLIOT NEWMAN, ROBERT MARX,
          ALVIN TELLER, BAIN CAPITAL, INC., BT CAPITAL PARTNERS, INC.,
       U.S. EQUITY PARTNERS (OFFSHORE), L.P. AND WASSERSTEIN & CO., INC.



                                VOTING AGREEMENT


          Voting Agreement, dated as of August 15, 1996 (this "Agreement") among Joseph Bianco, John Friedman, Peter Kaufmann, Elliot Newman, Robert Marx, Alvin Teller, Bain Capital, Inc., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P., and Wasserstein & Co. Inc. (individually a "Party", and collectively "Parties") which are or will become record or beneficial owners of Common Stock, par value $.0001 per share ("Common Stock") of Alliance Entertainment Corp., a Delaware corporation (the "Company").

          WHEREAS, pursuant to a Stock Acquisition and Merger Agreement dated as of August 15, 1996, among Alvin Teller ("AT"), Wasserstein & Co., Inc., ("WCI"), U.S. Equity Partners, L.P. ("USEP Delaware"), U.S. Equity Partners (Offshore), L.P. ("USEP Offshore" and, together with USEP Delaware, "USEP"), the Company and the parties thereto (the "Acquisition Agreement"), AT, USEP, and WCI will receive shares of Common Stock of the Company, and

          WHEREAS, pursuant to Stock Purchase Agreements dated as of August 15, 1996, WCI and USEP will purchase from certain officers of the Company an aggregate of 1,850,000 shares of Common Stock, and

            WHEREAS, the Parties are the owners of, or by proxy or otherwise exercise irrevocable voting control over shares of Common Stock of the Company as set forth in Exhibit A hereto,

            NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements hereinafter contained, the Parties hereby agree as follows:

            1. Voting of Shares by Parties. Each Party agrees to vote all of the shares of Common Stock which are now or hereafter owned by such Party, beneficially or of record, or which he or it is entitled to vote by proxy or otherwise, including without limitation those shares identified on Exhibit A attached hereto, at any special or annual meeting of the stockholders of the Company, or by any written consent, whereat or whereby the same are considered for approval by the stockholders of the Company, for (a) the approval of the conversion rights of the Series A Convertible Preferred Stock issued to BT Capital Partners, Inc. and BCI Growth IV, L.P. (the "Purchasers") pursuant to a Preferred Stock Purchase Agreement dated July 16, 1996, as set forth in the Certificate of Designations attached thereto, (b) the approval of the Company's issuance of Common Stock pursuant to any Party's exercise of any such conversion rights, (c) the approval of the

Purchase Agreement and the transactions contemplated thereby, including the issuance of the contingent shares of Common Stock as contemplated by Sections
1.9 and 2.4 thereof, and (d) the election of directors of the Company designated by WCI and AT pursuant to Section 9.2 of the Acquisition Agreement, two (2) directors designated by BT Capital Partners, Inc., one (1) director designated by Bain Capital Inc. and the remainder of the directors designated by Joseph Bianco.

            2. Changes in Common Stock. In the event that subsequent to the date of this Agreement any shares or other securities (other than any shares or securities of another corporation issued to the stockholders of the Company pursuant to a plan of merger) are issued on, or in exchange for, any of the shares of the Common Stock or Preferred Stock held by the Parties by reason of any stock divided, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Common Stock for purposes of this Agreement.

            3. Representations of Parties. Each Party hereby represents and warrants that (i) such Party owns and/or has the right to vote the number of shares of the Common Stock set forth opposite his or its name on Exhibit A attached hereto,

(ii) such Party has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement that would conflict with the purposes or provisions of this Agreement, (iii) such Party will not take any action inconsistent with the purposes and provisions of this Agreement and (iv) this Agreement is a valid, binding and enforceable obligation of such Party.

            4. Proxy. Joseph Bianco agrees to use his best efforts to cause each of the signatories to the Restated and Amended Stockholders' Agreement dated as of November 30, 1993, as amended on May 18, 1995 (the "Stockholders' Agreement"), who granted an irrevocable proxy to Joseph Bianco with respect to the shares of stock of the Company which they own, to grant an irrevocable proxy to Al Teller with respect to the shares of stock of the Company which they own to the same extent as set forth in the Stockholders' Agreement; provided, that such proxy shall be effective only upon the death of Mr. Bianco. Mr. Bianco shall also use his best efforts to cause such persons to agree that they shall not grant any other proxy with respect to their shares of stock.

            5. Enforceability. Each Party expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against each of the parties hereto.

            6. Benefit. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their successors.

            7. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York.

            8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.


                              /s/ Joseph Bianco
                              -----------------------------
                                  Joseph Bianco


                              /s/ John Friedman
                              -----------------------------
                                  John Friedman


                              /s/ Peter Kaufmann
                              -----------------------------
                                  Peter Kaufmann


                              /s/ Robert Marx
                              -----------------------------
                                  Robert Marx


                              /s/ Elliot Newman
                              -----------------------------
                                  Elliot Newman

                              /s/ Alvin Teller
                              -----------------------------
                                  Alvin Teller



                                  BAIN CAPITAL, INC.

                                     By: /s/ Robert C. Gay
                                       -----------------------------
                                             Name: Robert C. Gay
                                             Title: Managing Director


                                  BT CAPITAL PARTNERS, INC.

                                     By: /s/ Robert Marakovits
                                       -----------------------------
                                             Name: Robert Marakovits
                                             Title: Managing Director

                                    U.S. EQUITY PARTNERS, L.P.
                                    by its general partner,
                                    W.P. Management Partners, L.L.C.


                                     By: /s/ Vincent J. Capurso
                                       -----------------------------
                                            Name: Vincent J. Capurso
                                            Title: Vice President


                                    U.S. EQUITY PARTNERS (OFFSHORE),
                                    L.P. by its general partner,
                                    W.P. Management Partners, L.L.C.


                                     By: /s/ Vincent J. Capurso
                                       -----------------------------
                                            Name: Vincent J. Capurso
                                            Title: Vice President


                                    WASSERSTEIN & CO., INC.


                                     By: /s/ Vincent J. Capurso
                                       -----------------------------
                                            Name: Vincent J. Capurso
                                            Title: Vice President

                                    Exhibit A


                                          Common Stock

Joseph Bianco                              7,604,250
John Friedman                                101,000
Peter Kaufmann                               315,000
Robert Marx                                   60,000
Elliot Newman                                112,000
Alvin Teller                                 760,823*
Bain Capital, Inc.                         3,306,972
BT Capital Partners, Inc.                  3,974,937
U.S. Equity Partners, L.P.                 4,903,162*
Wasserstein & Co., Inc.                    2,904,766*












- -------------------
*  Shares to be acquired upon the closing of the Acquisition
   Agreement.